SCHEDULE 13G
Amendment Number 6 GTECH Holdings
Corporation Common Stock $.01 par
value


Cusip #:  400-518-10-6 Item 1:
Reporting Person - Tiger Management
L.L.C.
Item 4: Delaware
Item 5:  -0-
Item 6:  3,695,400
Item 7:  -0
Item 8:  3,695,400
Item 9:  3,695,400
Item 11: 8.8%
Item 12: IA



Cusip #:  400-518-10-6 Item 1:
Reporting Person - Tiger Performance
L.L.C. Item 4: Delaware
Item 5:  -0-
Item 6:  2,360,055
Item 7:  -0-
Item 8:  2,360,055
Item 9:  2,360,055
Item 11: 5.6%
Item 12: IA



Cusip #: 400-518-10-6 Item 1:
Reporting Person - Julian H.
Robertson, Jr.
Item 4: U.S.
Item 5:  -0-
Item 6:  6,106,455
Item 7:  -0
Item 8:  6,106,455
Item 9:  6,106,455
Item 11: 14.6%
Item 12: IN

Item 1(a). GTECH Holdings
Corporation

Item 1(b). 55 Technology Way, West
Greenwich, Rhode Island 02817

Item 2(a). This statement is filed
on behalf of Tiger Management L.L.C.
("TMLLC") and Tiger Performance
L.L.C. ("TPLLC"). Julian H.
Robertson, Jr. is the
ultimate controlling person of TMLLC
and TPLLC.

Item 2(b). The address of each
reporting person is 101 Park Avenue,
New York, NY 10178

Item 2(c). Incorporated by reference
to items(4) of the cover
page pertaining to each reporting
person.

Item 2(d. Common Stock $0.01
par value

Item 2(e). 400-518-106

Item  3.  TMLLC and TPLLC are
investment advisers registered under
Section 203 of the Investment
Advisers Act of 1940.

Item 4. Ownership as of December 31,
1997 is incorporated by reference to
items (5) (9) and (11) of the cover
page pertaining to each reporting
person.

Item 5. Not applicable

Item 6. Other persons are known to
have the right to receive dividends
from, or proceeds from the sale of,
such securities. The interest of one
such person, The Jaguar Fund N.V. ,
a Netherlands Antilles corporation,
is more than 5%.

Item 7. Not applicable

Item 8. Not applicable

Item 9. Not applicable

Item 10. By signing below, I certify
that, to the best of my knowledge
and belief, the securities referred
to above were acquired in the
ordinary course of business and were
not acquired for the
purpose of and do not have the
effect of changing or influencing
the control of the issuer of such
securities and were not acquired in
connection with or as a participant
in any transaction having such
purpose or effect.


After reasonable inquiry and to the
best of my knowledge and belief, I
certify that the information set
forth in this statement is true,
complete and correct.


February 13, 1998


TIGER MANAGEMENT L.L.C.


/s/  Nolan Altman, Chief Financial
Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman, Chief Financial
Officer

JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman Under Power
of Attorney dated 1/27/95 On File
with Schedule 13G for Kohl's Corp.
2/7/95

AGREEMENT

The undersigned agree that this
Amendment Number 6 to Schedule 13G
dated February 13, 1998 relating to
shares of common stock of GTECH
Holdings Corporation shall be filed
on behalf of each of the
undersigned.

TIGER MANAGEMENT L.L.C

/s/  Nolan Altman, Chief Financial
Officer

TIGER PERFORMANCE L.L.C

/s/  Nolan Altman, Chief Financial
Officer

JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman Under Power
of Attorney dated 1/27/95 On File
with Schedule

13G for Kohl's Corp.

2/7/95